Tel: 604 688 5421	BDO Canada LLP
Fax: 604 688 5132	600 Cathedral Place
www.bdo.ca	925 West Georgia Street
Vancouver BC V6C 3L2 Canada

October 16, 2017

British Columbia Securities Commission	Office of the Attorney General
PO Box 10142, Pacific Centre	95 Rochford Street, P.O. Box 2000
701 West Georgia Street	4th Floor Shaw Building
Vancouver, BC V7Y 1L2	Charlottetown, PEI C1A 7N8

Alberta Securities Commission	Ontario Securities Commission
Suite 600, 250–5th St. SW	Suite 1903, Box 55
Calgary, Alberta, T2P 0R4	20 Queen Street West
Toronto, Ontario M5H 3S8
Manitoba Securities Commission
500 - 400 St. Mary Avenue	Financial and Consumer Affairs Authority of
Winnipeg, Manitoba R3C 4K5	Saskatchewan
Suite 601, 1919 Saskatchewan Drive
Financial and Consumer Services	Regina, Saskatchewan S4P 4H2
Commission (New Brunswick)
85 Charlotte Street, Suite 300	Autorité des marchés financiers
Saint John, New Brunswick E2L 2J2	Place de la Cité, Tour Cominar
2640, boulevard Laurier, bureau 400, 4e
Newfoundland and Labrador Securities NL	étage
Financial Services Regulation Division	Sainte-Foy, Québec G1V 5C1
Department of Government Services
P.O. Box 8700	Nova Scotia Securities Commission
2nd Floor, West Block	Suite 400, Duke Tower
Confederation Building	5251 Duke Street
St. John’s, Newfoundland and Labrador	Halifax, Nova Scotia B3J 1P3
A1B 4J6

Dear Sirs:

Re: First Mining Finance Corp. (the “Company”)

We have read the statements made by the Company in the Change of Auditor Notice dated October 16, 2017, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102. We agree with the statements in the Change of Auditor Notice dated October 16, 2017.

Throughout the period that BDO Canada LLP (“BDO”) was the Company's auditor, there have been no reservations in our reports or any "reportable events" as that term is defined in Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations. The resignation of BDO has not occurred because of any reportable disagreement or unresolved issue involving the Company, or any consultation with the successor auditor PricewaterhouseCoopers LLP.

Yours very truly,

(signed) “BDO CANADA LLP”

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.